SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November 24, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 24, 2008

TAM Receives Second Boeing 777; Fleet Now Has 123 Aircraft

New plane is operating on the route between Sao Paulo and Frankfurt, Germany

São Paulo, November 24, 2008 – TAM S.A. (BOVESPA: TAMM4; NYSE:TAM) received a Boeing 777-300ER, second of eight total aircraft of this model acquired by the company. Captain David Barioni Neto, President of TAM, and Commander Fernando Sporleder Junior, the company's Vice President of Operations, received this B777 directly from Boeing's factory in Seattle and both piloted the aircraft to Sao Paulo.

TAM is operating the route between Sao Paulo and Frankfurt, Germany, with this new aircraft, which has a more spacious cabin, three seat classes and a capacity of 365 passengers. The route between Sao Paulo and Santiago, Chile is currently operating six days per week with the new plane. Due to its greater energy efficiency, as well as allowing a reduction of operating costs because it consumes less fuel, the B777-300ER emits less harmful gas into the environment.

Currently, after returning two MD-11s, TAM's fleet now has 123 aircraft, 117 Airbus models (17 A319s, 81 A320s, 3 A321s, 14 A330s and 2 A340s), 2 B777-300ERs, 3 B767-300s and one MD-11. The fleet's average age was reduced to 5.9 years.

For Captain Barioni, the acquisitions reinforce our policy of operating a fleet with a low average age. “We assure greater comfort for passengers, aiding in our search for Service Excellence, one of the three fundamental pillars of the company's actions, together with Technical-Operational Excellence and Management Excellence".

Since the beginning of 2008, the company has operated the domestic market with a monofleet, made up exclusively of Airbus aircraft. TAM has a consistent and flexible long-term fleet plan to sustain expansion in the international and domestic markets. The estimate for the end of 2013 is to have 151 planes in operation.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	MVL Comunicação
Fax: (55) (11) 5582-8149	Phone: (55) (11) 3594- 0302 / 0303 / 0304 / 0305 / 0306
invest@tam.com.br	equipetam@mvl.com.br
www.tam.com.br/ir	TAM
Media Relations
www.tam.com.br
www.taminforma.com.br

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market since July 2003, and closed October with a 51.8% market share. The company operates flights to 42 Brazilian destinations. It serves 79 different destinations in the domestic market, through commercial agreements with regional companies. Among Brazilian airline companies operating internationally, TAM's international market share was 83.8% in October. Its international operations include direct flights to 18 destinations in the United States, Europe and South America: New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires and Bariloche (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Additionally, it has code sharing agreements with international airline companies, allowing pas sengers to travel to another 64 destinations in the USA, South America and Europe. TAM was the first airline company to launch a loyalty program in Brazil, which currently has 5.2 million associates and has redeemed more than 6.4 million tickets in exchange for points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.